UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Intrusion Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

67082N109

(CUSIP Number)

January 9, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67082N109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Science Applications International Corporation 95-3630868

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 2,141,852

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 2,141,852

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,141,852

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SAIC Venture Capital Corporation 88-0447177

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power 2,141,852

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 2,141,852

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,141,852

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.4%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Item 1(a) is hereby amended and restated as follows:
Intrusion Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1101 East Arapaho Road, Richardson, Texas 75081

Item 2.
(a)

Name of Person Filing
This Schedule 13G is being filed jointly by each of the following persons pursuant to Rule 13d-1(k)(1): (i) Science Applications International Corporation, a Delaware corporation (“SAIC”); and (ii) SAIC Venture Capital Corporation, a Nevada corporation and wholly owned subsidiary of SAIC (“SVCC” and, together with SAIC, the “Reporting Persons”).

(b)

Address of Principal Business Office or, if none, Residence
Item 1(a) is hereby amended and restated as follows:
The address of the principal business office of SAIC is 10260 Campus Point Drive, San Diego, California 92121, and the address of the principal business office of SVCC is 3993 Howard Hughes Parkway, Suite 570, Las Vegas, Nevada 89109.

	(c)	Citizenship SAIC is incorporated in Delaware and SVCC is incorporated in Nevada.
	(d)	Title of Class of Securities Common Stock, $.01 par value per share.
	(e)	CUSIP Number 67082N109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned: 2,141,852 shares of Common Stock
(b)

Percent of Class: 10.4%.  The percentage ownership is based upon 20,650,425 shares of Common Stock outstanding as of November 13, 2003, as stated in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

	(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote None.
	(ii)	Shared power to vote or to direct the vote 2,141,852 shares
	(iii)	Sole power to dispose or to direct the disposition of None.
	(iv)	Shared power to dispose or to direct the disposition of 2,141,852 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2004

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

	By:	/S/ DOUGLAS E. SCOTT
Name: Douglas E. Scott
Title: Senior Vice President, General Counsel and Secretary

SAIC VENTURE CAPITAL CORPORATION.

	By:	/S/ GIAN A. BROWN
Name: Gian A. Brown
Title: General Counsel

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement, dated January 14, 2004, between Science Applications International Corporation and SAIC Venture Capital Corporation to file joint statement on Schedule 13G